Wilhelmina International, Inc.

5420 Lyndon B. Johnson Freeway, Box #25

Dallas, Texas 75240

September 3, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D. C. 20549

Attn: Pearlyne Paulemon

Re:	Wilhelmina International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023 File No. 001-36589

Dear Ms. Paulemon:

We are providing this response to the August 21, 2024, comment letter (the “Comment Letter”) we received from the Securities and Exchange Commission regarding the Company’s Annual Report on Form 10-K for the Fiscal year Ended December 31, 2023 (the “Filing”).

Item 1C. Cybersecurity, page 8

1.	We note the following statements on page 8:

•	“We have not currently engaged any third party service providers to support, manage, or supplement our cybersecurity processes.”

•	“The Audit Committee periodically receives updates from management and our third party IT support specialists of our cybersecurity threat risk management and mitigation strategies covering topics such as data security and potentially material cybersecurity threat risks or incidents, as well as the steps management has taken to respond to such risks.“

•	“In such sessions, the Audit Committee …discusses such matters with our third party IT support specialists and other members of senior management.”

These statements appear inconsistent. Please revise future filings to clarify whether you engage assessors, consultants, auditors or other third parties in connection with your processes for assessing, identifying and managing material risks from cybersecurity threats as required by Item 106(b)(1)(ii) of Regulation S-K.

While the Company does not engage a separate third-party vendor specifically to address cybersecurity concerns, we have confirmed that the scope of the Company’s general third party IT service provider does include assisting the Company in identifying and managing cybersecurity risks. Therefore, the Company will clarify this to avoid any inconsistency or ambiguity in future filings.

2.	We note your senior leadership is responsible for the day-to-day management of cybersecurity risk and the design and implementation of policies, processes and procedures to identify and mitigate this risk. Please revise future filings to discuss the relevant expertise of such members of senior management as required by Item 106(c)(2)(i) of Regulation S-K.

We will provide further details in future filings regarding the relevant expertise of the members of senior management who are charged with these oversight responsibilities.

If you have any questions or need any additional information, you may reach me by phone at 310-601-2521 or via email at gaurav.pahwa@wilhelmina.com, or you may reach our securities counsel, Quentin Faust, at 214-727-4591 or via email at qfaust@faustlawgroup.com.

Sincerely

/s/ Gaurav Pahwa

Gaurav Pahwa

Chief Financial Officer

Wilhelmina International, Inc.